SEMPRA ENERGY

101 Ash Street

San Diego, California 92101-3017

September 21, 2007

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:  Ellie Quarles

      Special Counsel

Re:

Sempra Energy  --  File No. 1-14201

Definitive Proxy Statement -- Responses to Comment Letter Dated August 21, 2007

Ladies and Gentlemen:

Our responses to the comments in your letter dated August 21, 2007 regarding our proxy statement are set forth below. For your convenience, we have repeated the comments in italics above each of our responses.

Director Independence, page 8

1.

For each director or director nominee, describe, by specific category or type, any transactions, relationships or arrangements, if any, not disclosed pursuant to Item 404(a) of Regulation S-K, that the board of directors considered. See Item 407(a)(3) of Regulation S-K.

Our proxy statement notes, at page 8, that:

“Applying these [NYSE] standards, the board annually reviews the independence of the company’s directors.  In its most recent review, the board considered, among other things, the absence of any current or previous employment relationships between the company and its directors (other than its two officer directors) and their families, the absence of any affiliation of the company’s directors and their families with the company’s independent registered public accounting firm, compensation consultants, legal counsel and other consultants and advisors, the insignificant nature and amount of the company’s business with and contributions to profit and non-profit organizations with which the directors and members of their families are associated, and the absence of any transactions with directors and members of their families that would require disclosure in this proxy statement under Securities and Exchange Commission rules regarding related party transactions.”

As this paragraph notes, there are very few relationships (as opposed to the absence of relationships) with our directors that require consideration by our board in determining the independence of our directors.  Those few that exist are insignificant in nature and amount.

Nonetheless, in future filings, we will expand our disclosure to describe briefly on a director-by-director basis even those insignificant relationships (primarily insubstantial ordinary course of business contributions to charitable and non-profit organizations with which directors are associated) that are considered by the board.

Director Compensation, page 13

2.

Please specify the amount of committee meeting fees for the chairman position of each committee.

We will in future filings expand our discussion of director compensation to specify our board committee fees.  The expanded discussion would be to the effect:

“Non-employee directors also receive a board meeting fee of $1,000 for each board meeting they attend and committee meeting fees for each meeting they attend of the committees of which they are members.  Committee meeting fees are $3,000 for the chair and $1,500 for other members of the Audit Committee and $2,000 for the chair and $1,000 for other members of the board’s other committees.”

3.

We note that you have included footnote disclosure indicating that you have not included matching charitable contributions in the total column. Please provide the amount of matching charitable contributions in the all other compensation column required by Item 402(k)(2)(vii) of Regulation S-K and in the total column or advise us why those amounts have not been included.

We described our Matching Gifts Program in Note (E) to the director compensation table of our proxy statement.  However, we do not believe that the program should be viewed as providing compensation or personal benefits to program participants.1 Nonetheless, we are aware that the Staff of the Commission has issued a release (albeit only very recently) concluding that matching gifts programs are similar to director legacy programs and require disclosure as all other compensation. (Division of Corporation Finance, Interpretations of Item 402 -- Executive Compensation, Question 12.05, August 27, 2007)

Accordingly, in view of this recent interpretation and subject to applicable disclosure threshold amounts being met, in future filings we will include our contributions that match those of directors.2  We will also continue to describe the program in the notes to the table.

Compensation Discussion and Analysis, page 28

4.

We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers.  Mr. Felsinger’s salary is approximately twice as high as the base salaries of Messrs. Snell and Chaudhri and Mr. Felsinger’s bonus is at least 2.7 times higher than their bonuses.  Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Our Compensation Committee does not apply different compensation policies to individual named executive officers.  It applies the same market-driven compensation policies consistently to all named executive officers.

As noted in our proxy statement under the caption “Compensation Discussion and Analysis – Compensation Program” at page 32, “2006 base salaries for the named executive officers generally approximate the median of the market.” Annual bonuses are, at target performance, “intended to produce bonuses at the mid-point of those for executives with comparable levels of responsibility at Fortune 500 companies” and “target bonus percentages and the upside opportunity … are consistent with the leverage typically found in bonus plans within general industry” (at page 33).  And equity based long-term incentives (stock options and restricted stock awards) are made “at levels consistent with market data and internal equity” (at page 34).

Thus, the compensation levels of our named executive officers primarily reflect those that the market assigns to the varying roles and responsibilities of corporate executives.  It is these market conditions, rather than differences in compensation policies, that have resulted in significant compensation differentials between our Chief Executive Officer and our President and between our President and other named executive officers.

We will, in future filings, note those differences and include a discussion to the effect that:

“Market compensation levels for executive officers vary substantially based upon the roles and responsibilities of the individual officer.  This has resulted in compensation differentials between our Chief Executive Officer and our other named executive officers   that are both significant and appropriate.”

5.

Throughout this section, you indicate that you consider a named executive officer’s individual performance in setting compensation.  Please discuss how you structured and implemented specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration.  See Item 402(b)(2)(vii) of Regulation S-K.

As noted in our proxy statement under the caption “Compensation Discussion and Analysis – Compensation Program – Base Salaries” at page 32,

“Increases [in base salary] for the named executive officers other than Mr. Felsinger ranged from 3.8% to 10% based on performance, internal equity and market data for their respective positions.  Based on performance and market data for similarly situated CEO’s, Mr. Felsinger’s base salary was increased from $950,000 to $1,000,000, an adjustment of 5.26%.”

As this paragraph notes, salary adjustments reflect an assessment of the performance and contributions of each executive officer.  Moreover, as also noted in the CD&A, “potential [bonus] award payments at target and maximum are expressed as a percentage of each named executive officer’s base salary” that varies with the officer’s position (at page 33), and long-term incentives (stock options and restricted stock at grant date value) are also set “as a percentage of base salary” (at page 34) that varies with the officer’s position.

Consequently, adjustments to base salary reflecting individual performance also affect all of the other elements of performance.  In addition, as discussed in our response to Comment 11 below, in paying performance-based annual bonuses the Compensation Committee may exercise greater or lesser negative discretion in reducing bonus amounts from those that would otherwise be provided by our Executive Incentive Plan and the corporate performance guidelines adopted by the committee.  Indeed, as noted at page 34, the committee did so last year with respect to the bonus awarded to Mr. Chaudhri which due to his role in concluding litigation and regulatory matters was higher than contemplated by bonus guidelines.

We will, in future filings, revise our Compensation Discussion and Analysis to more clearly state the link between salary adjustments and individual performance and the effect of these adjustments on other elements of compensation.  And, as discussed in our response to Comment 11 below, our discussion of our Executive Incentive Plan will make it clear that extraordinary corporate or individual performance may result in greater or lesser bonuses than those contemplated by committee guidelines.

Advisors to the Committee, page 28

6.

Please expand this disclosure to discuss fully the role of the chief executive officer and other members of management in determining or recommending the amount or form of executive compensation. See Item 407(e)(3)(ii) of Regulation S-K.  Please expand your disclosure regarding the role of the chief executive officer to discuss whether he met with the compensation consultant and compensation committee to determine compensation for any of the named executive officers. Please also discuss the role of the human resources in setting compensation.

With respect to the role of the chief executive officer, our proxy statement  (under the caption “Compensation Discussion and Analysis – Overview – Management’s Role in Establishing Compensation” at page 29) states that:

“Our Chairman and CEO and our other named executive officers do not determine or approve any element or component of their own base salary, annual incentive awards, long-term incentives or other aspects of compensation.  The named executive officers do provide input and make recommendations to the Compensation Committee with respect to the compensation of officers who report to them.”

We will, in future filings, expand this discussion to include statements to the following effect:

•

Our Chairman and CEO attends meetings of the Compensation Committee and provides his view of the performance and recommendations regarding the compensation of other named executive officers; however he does not meet separately with the committee’s compensation consultants, whose representatives also attend committee meetings and advise the committee.

•

In its deliberations regarding executive compensation and in making its compensation determinations and recommendations to the Board of Directors, the Compensation Committee meets in executive session without the presence of our executive officers or other members of management.

With respect to the role of the human resources department our proxy statement notes (under the caption “Compensation Discussion and Analysis – Overview – Advisors to the Committee” at page 28) that:

“Additional support for the committee is provided by the Executive Compensation Group in the company’s Human Resources Department.”

We will, in future filings, expand the discussion of the role of the human resources department to include statements to the following effect:

•

Our Human Resources Department assists the Compensation Committee by providing presentation materials prepared by the committee’s compensation consultants and preparing tally sheets and other compensation information to be presented to the committee. All presentation materials are provided both to the committee and the consultants well in advance of committee meetings.

•

The Human Resources Department also assists the Compensation Committee with respect to other matters not directly related to executive compensation, including issues related to broad-based benefit plans and regulatory reporting and compliance.

Key Activities of the Compensation Committee in 2006, page 29

7.

You have determined the performance criteria for your long-term incentive plan and have established bonus opportunities for 2007. Please disclose the 2007 performance goals for your annual performance-based awards and for the long-term incentive plan. Refer to Instruction to 2 to Item 402(b) of Regulation S-K and Item 402(b)(2)(v) of Regulation S-K. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss further how difficult it will be for you or the named executive officer to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Our performance-based compensation consists of annual bonuses under our Executive Incentive Plan and grants of restricted stock and stock options under our Long Term Incentive Plan.  The performance goals applicable to our annual bonuses for 2006 and to outstanding restricted stock granted in 2006 and earlier years are fully set forth in our Compensation Discussion and Analysis and elsewhere in our proxy statement.

We have not asserted nor do we expect in the future to assert any claims of competitive harm and confidentiality with respect to the disclosure of our performance goals.

However, we do not understand the Commission’s proxy rules as generally requiring disclosure of performance goals or other compensation information for periods beginning after the end of the year to which the proxy statement otherwise relates.

In that regard, we note the Staff of the Commission has considered the specific question of whether companies are “required to provide disclosures about programs, plans or practices that occurred outside the scope of the information contained in the tables and otherwise disclosed pursuant to Item 402 (including periods before and after the information contained in the tables and otherwise disclosed pursuant to Item 402)?”  The Staff responded to this question by stating that “in certain cases, depending on a company’s particular circumstances, disclosure may be required as contemplated by Instruction 2 to Item 402(b) of Regulation S-K.” (Division of Corporation Finance, Interpretations of Item 402 -- Executive Compensation, Question 3.02 Issued January 24, 2007)

The Staff’s response does not specify the “certain cases” or “particular circumstances” under which post year-end disclosure may be required but Instruction 2 to Item 402(b) does provide, by example, some indication of when that disclosure may be required.  It notes that actions occurring after the end of the period to which the proxy statement relates for which disclosure may be required “might include, as examples only, the adoption of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.”

Although the examples identified in Instruction 2 are not exhaustive, they clearly evidence that some special circumstances rather than “business as usual” or particular relevance to investor understanding of otherwise required disclosure are necessary to mandate disclosure of post year-end compensation actions.  Indeed, absent “special circumstances” or “particular relevance” tests, disclosure would extend to virtually all compensation actions for named executive officers (including routine salary adjustments and grants of stock options and restricted stock) that typically occur after year-end and before proxy statement issuance.

The only post year-end “particular relevance” actions applicable to us are Compensation Committee determinations regarding the extent to which 2006 performance goals have been satisfied.  And these determinations are fully disclosed in our proxy statement at page 33 for annual performance-based bonuses and page 35 for the vesting of restricted stock.

And there are no “special circumstances” applicable to us to require disclosure of 2007 performance goals or other post year-end compensation actions.  Our performance goals for 2007 annual performance-based bonus compensation are of nature and magnitude entirely consistent with prior years. The goals, as in prior years, are earnings-based and the amounts that may become payable are, as a percentage of base salary, identical to that of 2006. And the performance standards for the vesting of 2007 restricted stock awards are identical to those of prior years.

Nor has our Compensation Committee taken any other compensation actions other than in the ordinary course of business and none that involve “special circumstances” justifying post year-end disclosure.

Accordingly, we do not believe that there exist any actions of “particular relevance” or involving “special circumstances” that would require us to disclose 2007 performance goals or other post year-end compensation actions.

Benchmarking, page 31

8.

You indicate that you reviewed the compensation consultant’s Total Compensation Database. Please identify all the companies with which you are engaged in benchmarking compensation of your named executive officers. To the extent you benchmark against all the companies in the database, identify all of the companies and discuss in your disclosure the degree to which the compensation committee considered such companies comparable to you. Also, discuss how you reviewed the various metrics referenced in the final sentence to determine executive compensation.

In our proxy statement (under the caption “Compensation Discussion and Analysis – Compensation Philosophy – Benchmarking” at page 31) we state:

“[T]he primary data source considered by the committee is broad general industry information.  This data is provided by Hewitt Associates and represents the Fortune 500 companies (we rank 197 in the Fortune 500) that participate in Hewitt’s Total Compensation Database. In 2006, 194 companies were included in this analysis. Summary statistics from the analysis were presented to the committee in an unadjusted manner and in a size-adjusted manner through regression analysis. The committee generally attempts to manage total pay opportunities to the median of this data, with the recognition and expectation that actual pay levels may be above or below that standard due to company performance.

“In addition to the general industry evaluation, the Compensation Committee also reviews pay and performance data disclosed in proxy statements and other public filings of a selected group of energy and utility companies. While these companies are not our primary executive labor market, relative performance within a peer group is pertinent to our executive compensation programs. Thus, this review serves as a secondary reference point to a general industry analysis and allows the committee to review company-specific pay data as disclosed in public information. The companies included in the 2006 review were: AES Corp., Centerpoint Energy, CMS Energy, Consolidated Edison, Dominion Resources, DTE Energy, Duke Energy, Edison International, Exelon, FPL Group, Nicor, NiSource, PG&E, Public Service Enterprises Group, Southern Company, TXU and Williams Companies. The measures reviewed included return on equity, return on assets, return on sales, return on net assets, cash flow return on investment, return on capital, total shareholder return, earnings per share, and growth in revenues and earnings per share.”

As noted in this discussion, the Hewitt survey reflects compensation information for the 194 companies in the Fortune 500 that have elected to participate in the survey.  However, information is provided only on an aggregate basis and not on an individual company-by-company basis. Although our Compensation Committee generally attempts to manage pay opportunities to the median of the survey data, the data does not permit and the committee does not seek to benchmark executive compensation against the individual companies included in the survey.

Company-by-company analysis and benchmarking, both on an individual and aggregate basis, are provided by reviewing data for the 17 peer companies that we specifically name in the CD&A.

Accordingly, since we do not benchmark against the individual companies included in the Hewitt survey, we do not believe that naming these 194 companies is appropriate.

Nor would naming these 194 companies  provide any meaningful information to investors.  The meaningful facts regarding the Hewitt survey and its composition and use by our Compensation Committee are already fully disclosed in our CD&A as are the names of the 17 peer companies that are reviewed on both an individual and aggregated basis. In these circumstances, to provide a lengthy listing of the names of the 194 companies included in Hewitt’s broad general industry survey would do nothing more than needlessly add to the length and complexity of our proxy statement.

With respect to the financial metrics reviewed for the 17 peer group companies that we have named in the CD&A we will, in future filings, include a statement to the following effect:

“This [peer group] information provides a basis for assessing our corporate performance and compensation and the effectiveness of our emphasis on “pay for performance” in relation to the performance and compensation of a peer group.”

Pay Mix, page 32

9.

Please provide analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. You indicate that the compensation committee tracks the total compensation of each named executive officer by reviewing tally sheets.  Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers. You state that you target base salary at the median of the Fortune 500 general industry peer group that you have selected. Please include analysis as to whether you have targeted a specified percentile for the other components of compensation. In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of compensation. Please include a discussion of where you target each element of compensation against the benchmarked companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted   percentile range, please explain why. Further, discuss how you use internal equity to determine compensation amounts.

We believe that substantially all of the information called for by this comment is already provided in our proxy statement.  This includes how we determine the amount of and formula for each element of compensation, targeted percentages, actual percentiles and payments, and why payments may fall outside a targeted percentile range is already included in the Compensation Discussion and Analysis of our proxy statement.  In that regard, we call your attention to the following statements:

The Compensation Committee’s policies and programs include “[a]n emphasis on total compensation and ‘pay-for-performance,’ with a substantial portion of total compensation reflecting corporate, business unit and individual performance” and “[a]n emphasis on placing at risk through equity and other performance-based incentives, a greater portion of executive compensation as levels of responsibility increase.”  (“Compensation Philosophy” at page 30)

“The committee generally attempts to manage total [target] pay opportunities to the median of this data [Hewitt Associates Total Compensation Database], with the recognition and expectation that actual pay levels may be above or below that standard due to company performance.” (“Benchmarking” at page 31)

“The Compensation Committee generally targets salaries at the median of those for the Fortune 500 general industry peer group described under benchmarking above.”  (“Compensation Program -- Base Salaries” at page 32)

“Bonus opportunities [for annual performance-based bonuses] increase for performance above the threshold or minimum [corporate performance] level.  Performance at target is intended to produce bonuses at the mid-point of those for executives with comparable levels of responsibility at Fortune 500 companies.  Both the target bonus percentages and the upside opportunity described below are consistent with the leverage found within general industry.  As a result of the company’s excellent performance, bonus payments have approximated the 75th percentile of bonus payouts among peer companies.”  (“Compensation Program – Performance-Based Incentives – Additional Performance Measures and Award Payments” at page 33)

“The potential [annual performance-based bonus] award payments at target and maximum are expressed as a percentage of each named executive officer’s base salary.  The percentages vary with the individual officer’s position and prospective contribution to the attainment of goals.  In 2006 and 2007, bonuses for targeted earnings performance were 100% of base salary for Mr. Felsinger, 80% for Mr. Schmale, 70% for Mr. Guiles, 70% for Mr. Snell and 60% for Mr. Chaudhri.  The maximum percentages are twice the target for each named executive officer ….”  (“Compensation Program – Performance-Based Incentives – Additional Performance Measures and Award Payments” at page 34)

“Actual 2006 earnings for [annual performance-based bonus] incentive plan purposes were $1,178 million, exceeding the level required for the payment of maximum bonuses to the named executive officers.  Based on financial performance and the committee’s consideration of the contributions of each named executive officer, the actual bonuses paid to each named officer in 2007 for 2006 performance were ….” (“Compensation Program – Performance-Based Incentives – Additional Performance Measures and Award Payments” at page 34)

“The Compensation Committee provides equity-based long-term incentives [stock options and performance-based restricted stock] to our executive officers ….  Equity awards are made … at levels consistent with market data and internal equity.  Based on these considerations, the estimated grant date values for 2006 and 2007 awards as a percentage of base salary were 370% for Mr. Felsinger, 300% for Mr. Schmale, 280% for Messrs. Guiles and Snell, and 215% for Mr. Chaudhri.” (“Compensation Program – Performance-Based Incentives – Long-Term Incentives” at page 34)

“Our relative total shareholder return from 2003 to 2006 was at the 73rd percentile of the Standard & Poor’s Utility Index.  As a result, 100% of the performance-based restricted stock for the 2003-2006 Long-term Incentive Plan cycle was released to plan participants upon the committee’s certification of performance results.” (“Compensation Program – Performance-Based Incentives – Long-Term Incentives” at page 35)

We will, in future filings also state that long-term incentives (stock options and performance-based restricted stock) generally are awarded at estimated grant date values that range from the median to the third quartile of similar awards at peer companies.

With respect to tally sheets, in future filings, we will include a statement to the following effect:

“Tally sheets are prepared by the company and provided to the Compensation Committee for informational purposes to assist the committee in understanding the totality of the company’s compensation and benefit programs.  They are not used by the committee in establishing pay levels which are instead based on external market data and the other considerations discussed elsewhere in this Compensation Discussion and Analysis.”

With respect to internal equity, in future filings, we will include a statement to the following effect:

“The Compensation Committee uses internal equity primarily to determine compensation for positions that are unique or difficult to benchmark against market data.  Internal equity is also considered in establishing compensation for positions considered to be equivalent in responsibilities and importance.”

10.

You have specified the components of total compensation and percentages attributable to each. Please discuss whether you have a goal of paying compensation within a specified range for each component. See Item 402(b)(1)(vi) of Regulation S-K.

 The table of Pay Mix (appearing under the caption “Compensation Discussion and Analysis -- Compensation Program -- Pay Mix” at page 32 of our proxy statement) represents the contribution of each pay component to total compensation when corporate performance is at target and with long-term incentives (stock options and performance-based restricted stock) valued at estimated grant date value.  However, because of the highly variable nature of all components of compensation (other than salary), the components of actual compensation have varied substantially from the percentages shown in the table.

As noted in the quotations from the CD&A included in our response to Comment 9 above, the Compensation Committee emphasizes “pay-for-performance with a substantial portion of total compensation reflecting corporate, business unit and individual performance” (“Compensation Philosophy” at page 30) and although the “committee attempts generally to manage pay opportunities to the median of this data [Hewitt Associates Total Compensation Database],” it does so “with the recognition and expectation that actual pay levels may be above or below that standard due to company performance.”

Annual bonuses may vary from zero to twice the percentages of base salary that are described in the CD&A under the caption “Compensation Program – Performance-Based Incentives – Additional Performance Measures and Award Payments” at page 34.  Performance-based restricted stock will vest only if performance targets are met as described in the CD&A under the caption “Compensation Program – Performance-Based Incentives – Long-Term Incentives” at page 35.  And, of course, the value of restricted stock and stock options will ultimately depend upon the market value of the company’s common stock and will be greatly affected by company performance.

We will, in future filings, include a statement following the table of Pay Mix again emphasizing that the actual pay mix may vary substantially from that shown in the table as a result of corporate performance which greatly affects annual bonuses and the value of long-term incentives.

Performance Based-Annual Incentives, page 33

11.

While you have disclosed in the second paragraph of this section that the compensation committee regularly exercises negative discretion by imposing additional conditions and terms on payments of awards, you should also indicate that the compensation committee may exercise discretion to increase the size of awards, as it did with Mr. Chaudhri’s bonus. See Item 402(b)(2)(vi) of Regulation S-K.

Our Compensation Discussion and Analysis will, in future filings, be revised to better describe the operation of our Executive Incentive Plan by including the additional elements of the more detailed discussion of the plan set forth under the caption “Executive Compensation – Incentive Plans” in the penultimate paragraph on page 42 of our proxy statement.

That additional discussion will make it clear that:

•

Operating earnings provide the overall performance goal and a performance pool for annual incentive bonuses.

•

 Additional specific earnings or other objective financial targets established by the Compensation Committee (which will also be set forth in the CD&A) are guidelines rather than absolute standards for the exercise of negative discretion to reduce bonuses from those that would otherwise be payable from the operating earnings performance pool established under the plan.

•

Extraordinary corporate or individual performance may result in the exercise of lesser negative discretion (which was the case for Mr. Chaudhri in 2006) than contemplated by the guidelines and result in the payment of bonuses that exceed guideline amounts to the extent that the amounts paid are consistent with the operating income performance pool limitations of the plan.

Long-Term Incentives, page 34

12.

Please clarify how you calculate total return to shareholders for purposes of the performance-based restricted stock.

 In future filings in which we refer to total return to shareholders we will include a statement to the following effect:

“Total return to shareholders is the percentage change in the market value of an investment at the end of the relevant investment period (assuming reinvestment of dividends) from its market value at the beginning of the period.”

Change in Control/Severance Pay Agreements, page 35

13.

Please discuss the basis for selecting particular events as trigger events, including the reason for providing a single trigger upon a change in control under which stock options will vest and all performance and time restrictions will be lifted for outstanding restricted stock grants.  See Item 402(b)(2)(xi) of Regulation S-K.

As noted in our proxy statement under the caption “Compensation Discussion and Analysis – Compensation Program – Change in Control/Severance Pay Agreements” at page 32, the reasons for the  use of single and double change-in-control triggers for severance arrangements are that:

“Severance arrangements such as those that we provide are a prevalent market practice, and we believe that they are an effective device for attracting executives who are leaving an existing employer, for mitigating legal issues upon a separation and in serving as a retention vehicle during uncertain times. Specifically, we believe that they effectively reinforce management continuity, objectivity and focus on shareholder value with respect to actual or potential changes in control by mitigating the effects of potential job loss. With respect to the change-in-control acceleration of equity awards, this is the predominant practice for existing equity plans within general industry. This approach creates a clean slate for the emerging organization and allows for alignment with metrics that are forward looking and appropriate to a newly created company.”

The “good reason” events that provide a basis for severance payments are discussed in our proxy statement under the caption “Executive Compensation – Severance Pay and Change of Control Agreements” at pages 50 and 51.

We will, in future filings, elaborate on good reason in our Compensation Discussion and Analysis by including a discussion to the effect that:

“Events that constitute a “good reason” termination of employment by the executive officer and result in the payment of severance benefits include adverse changes in duties and responsibilities and in compensation and benefit opportunities and, following a change in control, changes in employment location.  These events were selected to provide executives with security from events that effectively constitute a constructive termination of employment without cause or have substantially the effect of forcing the executive to resign.”

Summary Compensation Table, page 41

14.

Please consider including a tabular discussion of all other compensation instead of including a footnote that lists all of the amounts in a format that makes it cumbersome to match the compensation amounts to the specific item.

We are reviewing other proxy statements and considering several revisions to our tables and proxy statement discussions intended to make our proxy statement more readable and useful to investors.  These include revising several footnotes to our tables (including the footnote relating to all other compensation) to a tabular format.

Grants of Plan-Based Awards, page 43

15.

Please provide disclosure on a separate line for each grant of an award made to a named executive officer during the fiscal year. See Instruction 1 to Item 402(d) of Regulation S-K.

We will, in future filings, recast the table of Grants of Plan-Based Awards so the grants of stock options and restricted stock and estimated payout of annual bonuses appear on separate lines.  We expect that, as so recast, the 2006 table would have appeared similar to the following:

GRANTS OF PLAN-BASED AWARDS

			Estimated Payouts Under Non-Equity Incentive Plan Awards (Performance-Based Annual Bonus) (B)			Estimated Future Payouts Under Equity Incentive Plan Awards (Number of Shares of Performance-Based Restricted Stock) (C)				Option Awards (Service-Based Stock Options) (D)
	Grant Date (A)	Authorization Date (A)	Threshold	Target	Maximum	Threshold	Target	Maximum	Number of Shares	Exercise Price Per Share	Grant Date Fair Value Of Stock And Option Awards (E)

Donald E. Felsinger
Stock Options……	1/03/06	12/05/05							75,500	$46.14	$ 813,890
Restricted Stock…	1/03/06	12/05/05				22,980	114,900	114,900			$3,609,392
Annual Bonus……			$ 0	$950,000	$1,900,000

Neal E. Schmale
Stock Options……	1/03/06	12/05/05							48,300	$46.14	$ 520,674
Restricted Stock…	1/03/06	12/05/05				12,020	60,100	60,100			$1,888,256
Annual Bonus……			$ 0	$600,000	$1,200,000

Edwin A. Guiles
Stock Options……	1/03/06	12/05/05							35,300	$46.14	$ 385,924
Restricted Stock…	1/03/06	12/05/05				8,900	44,500	44,500			$1,398,126
Annual Bonus……			$ 0	$416,850	$ 833,700

Mark A. Snell
Stock Options……	1/03/06	12/05/05							28,600	$46.14	$ 308,305
Restricted Stock…	1/03/06	12/05/05				7,100	35,500	35,500			$1,115,448
Annual Bonus……			$ 0	$332,500	$ 665,000

Javade Chaudhri
Stock Options……	1/03/06	12/05/05							21,300	$46.14	$ 229,612
Restricted Stock…	1/03/06	12/05/05				5,300	26,500	26,500			$ 832,584
Annual Bonus……			$ 0	$276,540	$ 553,100

Outstanding Equity Awards at Year-End, page 45

16.

Please provide the specific vesting dates for each grant of options. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

We believe that our table of Outstanding Equity Awards together with the notes to the table already provide all of the information required by Instruction 2 to Item 402(f)(2) of Regulation S-K.

The table sets forth on a named executive officer-by-named executive officer basis and an award-by-award basis, the number of shares subject to each outstanding award of stock options and restricted stock. For each stock option it also sets forth the exercise price, the number of shares currently exercisable, the number of shares currently unexercisable, and the option expiration date. It also sets forth on a named executive officer-by-named executive officer basis and an award-by-award basis the number of unvested shares of restricted stock and the market value of the shares.

In addition and although not required by Item 402(f)(2), the table also sets forth on a named executive officer-by-named executive officer basis the grant date for each award, the total number of  exercisable and unexercisable stock options, the weighted exercise price of  outstanding stock options, and the total number and total value of unvested shares of restricted stock.  The addition of the grant date for each award (even though not required) together with Note B to the table enables investors readily to determine the vesting dates and number of vesting shares for each stock option grant.

The table alone contains nearly 150 date and numerical entries of which nearly 100 relate to stock options alone. In addition, it is accompanied by five footnotes that summarize vesting and other terms for each grant.  These notes include the number of option shares that will vest in each subsequent year and weighted average exercise prices for exercisable and unexercisable option shares on a named executive officer-by-named executive officer basis. The footnotes add another 35 entries to the information provided by the table.

We believe that the information provided by the table and Note B to the table provides all of the information required by Instruction 2 to Item 402(f)(2) of Regulation S-K and more. The  table itself sets forth the grant date for each stock option on a named executive officer-by-named executive officer basis and an option-by-option basis and Note B discloses that:

“Stock options became exercisable as to one-quarter of the shares originally subject to the option grant on each of the first four anniversaries of the grant date, with immediate exercisability upon a change in control of the company or various events specified in the executive’s severance pay agreement. They remain exercisable until they expire ten years from the date of grant subject to earlier expiration following termination of employment.  The number of unexercisable option shares that will become exercisable in 2007, 2008, 2009 and 2010 are, respectively, 98,450 shares, 73,000 shares, 48,450 shares and 18,875 shares for Mr. Felsinger; 49,925 shares, 34,425 shares, 22,775 shares and 12,075 shares for Mr. Schmale; 56,325 shares, 34,825 shares, 18,825 shares and 8,950 shares for Mr. Guiles; 27,375 shares, 20,175 shares, 14,800 shares and 7,150 shares for Mr. Snell and 22,425 shares, 20,075 shares, 11,200 shares and 5,325 shares for Mr. Chaudhri.”

The description of stock option vesting terms in this note together with our inclusion of the grant dates for each option in the table itself (which is not required by Item 402(f)(2)) enables any investor who would find the information useful to readily determine the precise vesting date of each unexercisable option, the number of shares vesting on that date and the exercise price of the vesting options.  Indeed a summary of the number of shares vesting each year on a named executive officer-by-named executive officer basis is set forth in the note itself.

Moreover, Instruction 1 to Item 402(d) of Regulation S-K appears to require only a general disclosure of vesting dates as we have provided rather the degree of precision suggested by the comment. To add a footnote to the table, as the comment seems to suggest, setting forth these precise vesting dates, the vesting number of shares and related exercise prices (all of which can be readily derived from the information, including grant date information, that we have already provided) would not provide any meaningful additional information to investors.  Instead, it would require a table with an additional 100 date and numerical entries and simply add to the length and complexity of our proxy statement.

Retirement Plans, page 46

17.

You state that plan participants may elect to receive the full amount of their vested account balance as a lump sum, which implies that there are other forms that the plan benefits may take. Please disclose the forms of the benefits that participants may elect to receive and discuss the effect of the form they choose on the amount of annual benefits. See Item 402(h)(3)(i) of Regulation S-K.

Our retirement plans permit retiring employees to elect to receive the present value of their accumulated pension benefits in single lump sum payment.  Alternatively, they may elect to receive the same actuarial value of those benefits in various forms of monthly annuities. Almost all employees elect to receive a single lump sum payment.

In our discussion of retirement benefits we will, in future filings, include a statement before the table of pension benefits to the effect that:

 “Retiring employees may elect to receive the retirement date present value of their vested accumulated retirement benefits in a single lump sum payment.  Alternatively, they may elect an annuity that provides the actuarial equivalent of the lump sum benefit in monthly payments over a fixed term, for the life of the retiree, or the life of the retiree and the retiree’s spouse.”

* * * * * * *

In addition to the foregoing responses, we acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time. You may reach me at 619/696-4641 (jchaudhri@sempra.com) or Gary Kyle, our Chief Corporate Counsel, at 619/696-4373 (gkyle@sempra.com).

Sincerely,

/S/ JAVADE CHAUDHRI

Javade Chaudhri

Executive Vice President and

General Counsel

Footnotes

1 Participants in our Matching Gifts Programs must make their own personal charitable contributions (which are not reimbursed by the company) before any matching contributions are made by the company.  They thus incur out-of-pocket expenditures which decrease rather than increase their personal wealth. In this respect, our program and other matching gifts programs differ very substantially from the director legacy programs which do not require out-of-pocket expenditures by program participants and, although far less prevalent than matching gifts programs, are the only charitable contribution programs specifically identified in the Commission’s adopting release (Release No. 34-54302A at Note 347) and in Item 402(k)(2)(vii) as requiring compensation disclosure.

2 During 2006 we matched charitable gifts of directors in the amount of $1,000 for Mr. Brocksmith, $20,000 for Mr. Collato, $8,500 for Mr. Godbold, $1,000 for Mr. Jones, $15,000 for Mr. Newman, $19,250 for Mr. Ouchi, and $10,000 for Mr. Rusnack.